Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

THIRD QUARTERLY REPORT OF 2018

Summary

The 2018 third quarterly financial report of China Southern Airlines Company Limited (the “Company”, together with its subsidiaries, the “Group”) was prepared in accordance with the PRC Accounting Standards and was unaudited.

This announcement is published pursuant to Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1	Important Notice

1.1

The board of directors (the “Board”) and the supervisory committee of the Company and its directors (the “Directors”), supervisors and senior management warrant the truthfulness, accuracy and completeness of the content contained in this quarterly report, and the report does not contain inaccurate or misleading statements or material omission, and jointly and severally accept full legal responsibility.

1.2	All Directors attended the meeting of the Board and considered the 2018 third quarterly report of the Company.

1.3

Mr. Wang Chang Shun (Chairman and the responsible person of the Company), Mr. Tan Wan Geng (person in charge of accounting, Vice Chairman and President of the Company) and Mr. Xiao Li Xin (the responsible person of the accounting department, Vice President, Chief Accountant and Chief Financial Officer of the Company) warrant the truthfulness, accuracy and completeness of the financial statements contained in this quarterly report.

1.4	The 2018 third quarterly report of the Company is unaudited.

2	Principal Information of the Company

2.1	Major financial data

Unit: Million    Currency: RMB

	30 September 2018	31 December 2017		Increase/ (decrease) (%)
Total assets	248,935	218,329		14.02

Net assets attributable to the shareholders of the Listed Company	66,201	49,594		33.49

	Nine months ended 30 September 2018	Nine months ended 30 September 2017		Increase/ (decrease) (%)
		After Adjustment	Before Adjustment
Net cash flows from operating activities	16,457	17,124	17,163	(3.90)

	Nine months ended 30 September 2018	Nine months 30 September 2017		Increase/ (decrease) (%)
		After Adjustment	Before Adjustment
Operating revenue	108,889	96,133	96,123	13.27

Net profit attributable to the shareholders of the Listed Company	4,175	7,050	7,050	(40.78)

Net profit attributable to the shareholders of the Listed Company after deducting non-recurring gains and losses	3,658	6,538	6,538	(44.05)

Weighted average return on net assets (%)	6.31	15.09	15.09	Decreased by 8.78 percentage points
Basic earnings per share (RMB/share)	0.40	0.71	0.71	(43.66)
Diluted earnings per share (RMB /share)	0.40	0.71	0.71	(43.66)

Non-recurring gains and losses

ÖApplicable   ☐Not applicable

Unit: Million    Currency: RMB

Items	Third quarter of 2018	Nine months ended 30 September 2018
Gains and losses on disposal of non-current assets	109	401
Government grants recorded in the income statement for the current period (exclusive of government grants which are closely related to the business of the Company and entitled pursuant to unified standard quota or amount under the government policy)	2	18
Reversal of provisions for trade receivables which were individually assessed as impaired	—	4
Other non-operating income and expenses besides items above	218	466
Effect on non-controlling interests after taxation	-33	-151
Effect of income tax	-81	-221
Total	215	517

2.2

Total number of shareholders, particulars of the top ten shareholders and the top ten shareholders holding the Company’s tradable shares not subject to selling restrictions as at the end of the reporting period

Unit: Share

Total number of shareholders (shareholders)			243,032

Particulars of the top ten shareholders
Name of the shareholder	Number of shares held as at the end of the reporting period	Shareholding (%)	Number of shares subject to trading restrictions	Pledged or frozen shares		Capacity
				Status	Number of shares
China Southern Air Holding Limited Company (“CSAH”)	4,528,431,323	36.92	489,202,658	Nil	0	State-owned legal entity
HKSCC (Nominees) Limited	1,750,900,968	14.27	0	Un-known	—	Overseas legal entity
Nan Lung Holding Limited (“Nan Lung”)	1,634,575,925	13.32	600,925,925	Nil	0	State-owned legal entity
China National Aviation Fuel Group Corporation	498,338,870	4.06	498,338,870	Nil	0	State-owned legal entity
China Securities Finance Corporation Limited	319,604,156	2.61	0	Nil	0	State-owned legal entity
American Airlines, Inc.	270,606,272	2.21	0	Nil	0	Overseas legal entity
China Structural Reform Fund Co., Ltd.	242,524,916	1.98	242,524,916	Nil	0	State-owned legal entity
Spring Airline Co., Ltd.	140,531,561	1.15	140,531,561	Nil	0	Domestic Non-state legal entity
Guo Xin Central Enterprise Operation Investment Fund Management (Guangzhou) Co., Ltd. - Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP)	121,262,458	0.99	121,262,458	Nil	0	Other
National Social Security Fund 118	107,595,542	0.88	0	Nil	0	State-owned legal entity

Particulars of the top ten shareholders holding the Company’s tradable shares not subject to trading restrictions
Name of the shareholder (in full)	Number of tradable shares not subject to selling restrictions	Type and number of shares
		Type of shares	Number of shares
CSAH	4,039,228,665	RMB-denominated Ordinary shares	4,039,228,665
HKSCC (Nominees) Limited	1,750,900,968	Overseas listed foreign shares	1,750,900,968
Nan Lung	1,033,650,000	Overseas listed foreign shares	1,033,650,000
China Securities Finance Corporation Limited	319,604,156	RMB-denominated Ordinary shares	319,604,156
American Airlines, Inc.	270,606,272	Overseas listed foreign shares	270,606,272
National Social Security Fund 118	107,595,542	RMB-denominated Ordinary shares	107,595,542
Central Huijin Investment Ltd.	64,510,900	RMB-denominated Ordinary shares	64,510,900
China Life Insurance Co., Ltd. - Dividend - Personal Dividend - 005L - FH002 Shanghai	59,937,221	RMB-denominated Ordinary shares	59,937,221
Zhong Hang Xin Gang Guarantee Co., Ltd.	55,161,200	RMB-denominated Ordinary shares	55,161,200
Hong Kong Securities Clearing Company Limited	46,775,174	RMB-denominated Ordinary shares	46,775,174
Explanation of the connected relationship or acting in concert relationship of the above shareholders	CSAH held aggregate 1,671,287,925 H shares
(including shares subject to trading restrictions) of the
Company through its wholly-owned subsidiaries in
Hong Kong, namely Nan Lung and Yazhou Travel
Investment Company Limited. The Company is not
aware of any other connected relationship between
	other shareholders.
Explanation of the preference shareholders with restored voting rights and its number of shares	Not applicable

2.3

Total number of preference shareholders, particulars of the top ten preference shareholders and the top ten preference shareholders holding the Company’s tradable preference shares not subject to selling restrictions as at the end of the reporting period.

☐Applicable    ÖNot applicable

3	Major Events

3.1	Significant changes in major accounting items and financial indicators of the Company and the reasons for such changes

ÖApplicable    ☐Not applicable

3.1.1	Significant changes in major items in consolidated balance sheet:

Unit: Million    Currency: RMB

Items	30 September 2018	31 December 2017	Increase/ (decrease) (%)	Main reason(s) for the change
Cash at bank and on hand	15,852	7,250	118.65	Mainly due to the considerations received from the non-public issuance of shares during the reporting period
Derivative financial assets	178	—	—	Mainly due to the fair value change of derivative financial assets during the reporting period
Prepayments	4,011	1,358	195.36	Mainly due to the increase in prepayments for purchase of jet fuel and aviation equipment
Other current assets	5,068	3,796	33.51	Mainly due to the increase in VAT recoverable by the end of the reporting period
Long-term equity investments	6,048	4,045	49.52	Mainly due to the addition in long-term equity investments during the reporting period
Derivative financial liabilities	—	64	(100.00)	Mainly due to the fair value change of derivative financial liabilities during the reporting period
Non-current liabilities due within one year	24,699	16,785	47.15	Mainly due to the increase in the portion of bonds payable which are repayable within one year
Bonds payable	3,400	14,696	(76.86)	Mainly due to the movement from long-term portion to short-term portion
Capital reserve	25,585	15,115	69.27	Mainly due to the non-public issuance of shares during the reporting period
Other comprehensive income	504	278	81.29	Mainly due to the increase in fair value of other equity instruments.

3.1.2	Significant changes in major items in consolidated income statement:

Unit: Million    Currency: RMB

Items	Nine months ended 30 September 2018	Nine months ended 30 September 2017 (After adjustment)	Increase/ (decrease) (%)	Main reason(s) for the change
Financial expenses	4,531	902	402.33	Mainly due to the appreciation of US dollars against Renminbi during the reporting period. For the first nine months of 2018, the exchange losses recorded was RMB2,008 million, comparing to exchange gains of RMB1,248 million of corresponding period in 2017
Other income	2,429	1,695	43.30	Mainly due to the increase in government grants
Investment income	525	778	(32.52)	Mainly due to the decrease in profitability of the equity investees
Gains on disposal of property, plant and equipment and construction in progress	405	696	(41.81)	Mainly due to the decrease in gains from disposal of property, plant and equipment
Income tax expenses	1,535	2,402	(36.09)	Mainly due to the decrease in total profits for the reporting period
Other comprehensive income (net of tax) attributable to shareholders of the Company	163	4	3,975.00	Mainly due to the increase in fair value of other equity instruments and hedging instruments
Other comprehensive income (net of tax) attributable to non-controlling interests	97	2	4,750.00	Mainly due to the increase in fair value of other equity instruments

3.1.3	Significant changes in major items in consolidated cash flow statement:

Unit: Million    Currency: RMB

Items	Nine months ended 30 September 2018	Nine months ended 30 September 2017 (After adjustment)	Increase/ (decrease) (%)	Main reason(s) for the change
Return of taxes and surcharges	108	74	45.95	Mainly due to the increase in VAT return during the reporting period
Proceeds from disposal of investments	—	7	(100)	Mainly due to nil disposal of investments during the reporting period
Investment income received	97	206	(52.91)	Mainly due to the decrease in dividend declared by paid by the investees
Payment for acquisition of fixed assets, intangible assets and other long-term assets	13,637	9,601	(42.04)	Mainly due to the increase in payment for acquisition of aircraft during the reporting period
Payment for acquisition of investments	—	184	(100)	Mainly due to nil acquisition of investments during the reporting period
Net payment for acquisition of subsidiaries and other business units	—	594	(100)	Mainly due to nil acquisition of subsidiaries and other business units during the reporting period
Proceeds from investors	10,980	1,723	537.26	Mainly due to the considerations received from the non-public issuance of shares during the reporting period
Proceeds from issuance of bonds	1,500	1,000	50.00	Mainly due to the increase of bonds issued during the reporting period
Effect of changes in exchange rate on cash and cash equivalents	38	-27	(240.74)	Mainly due to the appreciation of US dollars against Renminbi during the reporting period
Dividends and profits paid to non-controlling	—	232	(100.00)	Mainly due to no dividends paid to non-controlling shareholders of subsidiaries during the reporting period

3.2	Analysis and explanation of the development of major events and their impact and proposal as to the solutions

ÖApplicable    ☐Not applicable

The progress of the Company’s non-public issuance of shares are as follows:

On 16 March 2018, the Company received the “Approval on Non-public Issuance of Overseas Listed Foreign Shares by China Southern Airlines Company Limited” (Zheng Jian Xu Ke [2018] No. 431) issued by the China Securities Regulatory Commission (the “CSRC”). Pursuant to such approval, the CSRC has approved the Company to issue new overseas listed foreign shares of not more than 600,925,925 shares.

On 16 August 2018, the Company received the “Approval on the Non-Public Issuance of Shares of China Southern Airlines Company Limited” (Zheng Jian Xu Ke [2018] No. 1235) issued by the CSRC, approving the Company’s non-public issuance of not more than 1.8 billion new shares.

On 11 September 2018, the Company issued the “Announcement on the Completion of the Non-Public Issuance of H Shares to Nan Lung Holding Limited”. Pursuant to the subscription agreement, the Company completed the issuance of 600,925,925 H shares to Nan Lung Holding Limited at an issue price of HK$6.034 per share. For details of the relevant announcements, please refer to the relevant announcements of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 12 September 2018.

On 27 September 2018, the Company issued the “Announcement on the Completion of the Non-Public Issuance of A Shares and Changes in Share Capital”. According to the distribution plan, the Company, by way of non-public issuance, issued 1,578,073,089 A shares at an issue price of RMB6.02 per share to seven investors: China Southern Air Holding Limited Company, China National Aviation Fuel Group Corporation, Spring Airline Co., Ltd., Guo Xin Central Enterprise Operation (Guangzhou) Investment Fund (LLP), China Structural Reform Fund Co., Ltd., Hotland Innovation Asset Management Co., Ltd. and China Life Asset Management Company Limited. The total amount of proceeds is RMB9,499,999,995.78. For details of the relevant announcements, please refer to the relevant announcements of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 27 September 2018.

As at the end of the reporting period, the aforesaid non-public issuance of shares has been successfully completed.

3.3	Status on the guarantee provided by the Company

On 16 May 2018, the Company’s eighth session of the Board held an interim meeting via a way of communications, in which the Board considered and agreed unanimously that the Company and its controlled subsidiary, Chongqing Airlines, provide a total guarantee not exceeding US$3.632 billion (equivalent to approximately RMB23.243 billion) to 15 new or established special purpose vehicles (“SPV”) from 1 July 2018 to 30 June 2019. For details, please refer to the “Announcement of China Southern Airlines Company Limited in relation to the Provision of Guarantee for Wholly-owned Subsidiary” and the “Poll Results of the 2017 Annual General Meeting” of the Company published on China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 17 May 2018 and 16 June 2018, respectively.

As of the date of this announcement, the Company has established 11 SPVs: China Southern Airlines No.1, China Southern Airlines No.2, China Southern Airlines No.5, China Southern Airlines No.10, China Southern Airlines No.15-20 and Chong Qing Airlines No.1. The actual amount of guarantee provided by the Company for China Southern Airlines No.1, China Southern Airlines No.2, China Southern Airlines No.5, China Southern Airlines No.10, China Southern Airlines No.16-18 and Chong Qing Airlines No.1 are approximately US$34 million, US$36 million, US$34 million, US$170 million, US$399 million and US$112 million, respectively, and the total amount of guarantee are approximately US$785 million, equivalent to approximately RMB5.417 billion (calculated based on exchange rate of US$1 against RMB6.9), all of which fall within the authorized scope of guarantee approved by the Company in its 2017 annual general meeting.

3.4	Undertakings of overdue performance during the reporting period

☐Applicable    ÖNot applicable

3.5

Warning in respect of, and the reason for, the forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes as compared to the corresponding period of the previous year

☐Applicable    ÖNot applicable

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

30 October 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

4	APPENDIX

4.1	Financial Statements

Consolidated Balance Sheet

As at 30 September 2018

Prepared by: China Southern Airlines Company Limited

Unit: Million    Currency: RMB Unaudited

Items	31 September 2018	31 December 2017
Current assets:
Cash at bank and on hand	15,852	7,250
Settlement reserves fund
Deposits with banks and other financial institutions
Financial assets at fair value through profit or loss
Derivative financial assets	178
Bills receivable	—	24
Accounts receivable	3,496	2,672
Prepayments	4,011	1,358
Premiums receivable
Receivables from reinsurers
Provisions for reinsurance contracts
Interest receivable
Dividends receivable	77	4
Other receivables	1,580	1,156
Purchase of financial assets resold
Inventories	1,977	1,622
Assets classified as held for sale	—	8
Non-current assets due within one year
Other current assets	5,068	3,796

Total current assets	32,239	17,884

Non-current assets:
Entrusted loans and advances
Available-for-sale financial assets		725
Financial assets at fair value through profit or loss	99
Financial assets at fair value through other comprehensive income	1,048
Held-to-maturity investments
Long-term receivables
Long-term equity investments	6,048	4,045
Investment properties	506	524
Fixed assets	167,427	158,255
Construction in progress	35,002	30,193
Construction materials
Fixed assets to be disposed of
Bearer biological assets
Oil and gas assets
Intangible assets	3,265	3,334
Development costs
Goodwill
Long-term deferred expenses	634	610
Deferred tax assets	1,559	1,698
Other non-current assets	1,108	1,061

Total non-current assets	216,696	200,445

Total assets	248,935	218,329

Current liabilities:
Short-term loans	25,803	20,626
Borrowings from central bank
Deposits from customers and other banks
Advances from banks and other financial institutions
Financial liabilities at fair value through profit or loss
Derivative financial liabilities		64
Bills payable
Accounts payable	15,330	13,432
Sales in advance of carriage	7,285	7,853
Financial assets sold under agreements repurchase
Handling charges and commissions payable
Employee benefits payable	3,252	3,366
Taxes payable	1,237	1,182
Interest payable	839	740
Dividends payable	69	1
Other payables	5,780	5,528
Amounts due to reinsurers
Reserves on insurance contracts
Securities trading agency fees
Securities underwriting fees
Liabilities classified as held for sale
Non-current liabilities due within one year	24,699	16,785
Contract liabilities	1,690
Other current liabilities

Total current liabilities	85,984	69,577

Non-current liabilities:
Long-term loans	7,821	6,023
Bonds payable	3,400	14,696
Including: Preference shares
Perpetual bonds
Long-term payables	65,141	59,583
Long-term employee benefits payable	1	3
Special payables
Provisions
Deferred income	1,217	2,902
Deferred tax liabilities	535	572
Other non-current liabilities	5,220	2,808

Total non-current liabilities	83,335	86,587

Total liabilities	169,319	156,164

Owners’ equity
Share capital	12,267	10,088
Other equity instruments
Including: Preference shares
Perpetual bonds
Capital reserve	25,585	15,115
Less: Treasury shares
Other comprehensive income	504	278
Specific reserve
Surplus reserve	2,449	2,449
Provision for ordinary risks
Retained earnings	25,396	21,664
Total equity attributable to shareholders of the Company	66,201	49,594
Non-controlling interests	13,415	12,571

Total owners’ equity	79,616	62,165

Total liabilities and owners’ equity	248,935	218,329

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

Balance Sheet of the Company

As at 30 September 2018

Prepared by: China Southern Airlines Company Limited

Unit: Million    Currency: RMB Unaudited

Items	31 September 2018	31 December 2017
Current assets:
Cash at bank and on hand	12,763	4,716
Financial assets at fair value through profit or loss
Derivative financial assets	178
Bills receivable
Accounts receivable	2,654	2,076
Prepayments	3,158	756
Interest receivable	1
Dividends receivable	143	4
Other receivables	1,063	1,146
Inventories	1,301	1,024
Assets classified as held for sale
Non-current assets due within one year
Other current assets	4,019	3,047

Total current assets	25,280	12,769

Non-current assets:
Available-for-sale financial assets		126
Financial assets at fair value through profit or loss	18
Financial assets at fair value through other comprehensive income	224
Held-to-maturity investments
Long-term receivables
Long-term equity investments	14,603	11,899
Investment properties	476	462
Fixed assets	127,364	122,475
Construction in progress	26,819	20,432
Construction materials
Fixed assets to be disposed of
Bearer biological assets
Oil and gas assets
Intangible assets	1,553	1,669
Development costs
Goodwill
Long-term deferred expenses	272	254
Deferred tax assets	1,537	1,661
Other non-current assets	860	569

Total non-current assets	173,726	159,547

Total assets	199,006	172,316

Current liabilities:
Short-term loans	24,653	18,371
Financial liabilities at fair value through profit or loss
Derivative financial liabilities		64
Bills payable
Accounts payable	10,811	9,516
Sales in advance of carriage	6,036	6,634
Employee benefits payable	2,080	2,514
Taxes payable	815	943
Interest payable	651	657
Dividends payable
Other payables	9,303	8,044
Liabilities classified as held for sale
Non-current liabilities due within one year	21,575	14,795
Contract liabilities	1,595
Other current liabilities

Total current liabilities	77,519	61,538

Non-current liabilities:
Long-term loans	7,262	5,170
Bonds payable		10,000
Including: Preference shares
Perpetual bonds
Long-term payables	54,412	51,848
Long-term employee benefits payable		2
Special payables
Provisions
Deferred income	895	2,321
Deferred tax liabilities
Other non-current liabilities	4,333	2,223

Total non-current liabilities	66,902	71,564

Total liabilities	144,421	133,102

Owners’ equity
Share capital	12,267	10,088
Other equity instruments
Including: Preference shares
Perpetual bonds
Capital reserve	25,493	15,023
Less: Treasury shares
Other comprehensive income	173	48
Specific reserve
Surplus reserve	2,449	2,449
Retained earnings	14,203	11,606

Total owners’ equity	54,585	39,214

Total liabilities and owners’ equity	199,006	172,316

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

Consolidated Income Statement

For the nine months ended 30 September 2018

Prepared by: China Southern Airlines Company Limited

Unit: Million    Currency: RMB Unaudited

Items	Third quarter of 2018	Third quarter of 2017	Nine months ended 30 September 2018	Nine months ended 30 September 2017
1. Total revenue	41,334	35,805	108,889	96,133
Including: Operating income	41,334	35,805	108,889	96,133
Interest income
Premiums earned
Fees and commission income
2. Total operating costs	39,371	30,749	106,567	89,355
Including: Cost of sales	34,024	28,058	94,138	81,041
Interest expenses
Fees and commission expenses
Returned premium
Net compensation expenses
Net provision for insurance contract
Insurance policy dividend expenses
Reinsurance expenses
Taxes and surcharges	56	47	164	148
Selling and distribution expenses	1,791	1,727	5,090	4,897
General and administrative expenses	956	804	2,483	2,225
Research and development expenses	49	48	163	135
Financial expenses	2,495	65	4,531	902
Including: interest expenses	867	659	2,403	1,991
Interest income	27	21	78	67
Assets impairment losses				7
Credit losses			(2)
Add: Other income	590	360	2,429	1,695
Investment income (“-” for losses)	250	447	525	778
Including: Share of profit of associates and joint ventures	253	353	508	669
Net exposure hedging income (“-” for losses)
Gains/(losses) arising from changes in fair value (“-” for losses)	159		231
Gains/(losses) on disposal of property, plant and equipment and construction in progress	103	319	405	696

Exchange gains (“-” for losses)
3. Operating profit (“-” for losses)	3,065	6,182	5,912	9,947
Add: Non-operating income	280	294	574	746
Less: Non-operating expenses	54	22	94	81
4. Total profits (“-” for losses)	3,291	6,454	6,392	10,612
Less: Income tax expenses	839	1,444	1,535	2,402
5. Net profit (“-” for net losses)	2,452	5,010	4,857	8,210
(1) By continuity
Net profit from continuing operations (“-” for net losses)	2,452	5,010	4,857	8,210
Net profit from discontinued operations (“-” for net losses)
(1) By ownership
Net profit attributable to shareholders of the Company	2,038	4,282	4,175	7,050
Non-controlling interests	414	728	682	1,160
6. Other comprehensive income, net of tax	6	9	260	6
Other comprehensive income (net of tax) attributable to shareholders of the Company	6	8	163	4
(1) Items that will not be reclassified to profit or loss			118
1. Remeasurement of defined benefit plan
2. Equity-accounted investees - share of other comprehensive income (non-recycling)
3. Changes in fair value of other equity instruments			118
4. Changes in fair value of credit risk specific to the company
(2) Items that may be reclassified subsequently to profit or loss:	6	8	45	4
1. Equity-accounted investees - share of other comprehensive income (recycling)		1		1
2. Changes in fair value of other debt instruments

3. Transferred to other comprehensive income upon reclassification of financial assets		1		2
4. Credit loss allowance for other debt instruments
5. Cash flow hedge: net movement in the hedging reserve	6	6	45	1
6. Translation differences arising on translation of foreign currency financial statements
Other comprehensive income (net of tax) attributable to non-controlling interests		1	97	2
7. Total comprehensive income	2,458	5,019	5,117	8,216
Attributable to shareholders of the Company	2,044	4,290	4,338	7,054
Attributable to non-controlling interests	414	729	779	1,162
8. Earnings per share:
(1) Basic earnings per share (RMB/share)	0.19	0.42	0.40	0.71
(2) Diluted earnings per share (RMB/share)	0.19	0.42	0.40	0.71

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

Income Statement of the Company

For the nine months ended 30 September 2018

Prepared by: China Southern Airlines Company Limited

Unit: Million    Currency: RMB Unaudited

Items	Third quarter of 2018	Third quarter of 2017	Nine months ended 30 September 2018	Nine months ended 30 September 2017
1. Total revenue	28,438	24,708	75,019	66,651
Less: Cost of sales	23,297	19,559	64,477	56,590
Taxes and surcharges	19	27	76	74
Selling and distribution expenses	1,268	1,213	3,530	3,390
General and administrative expenses	616	480	1,533	1,331
Research and development expenses	22	28	94	82
Financial expenses	2,189	34	3,899	739
Including: Interest expense	699	553	1,967	1,669
Interest income	20	16	58	44
Assets impairment losses				7
Credit losses			1
Add: Other income	278	213	1,374	1,217
Investment income (“-” for losses)	241	487	565	1,005
Including: Share of profit of associates and joint ventures	243	350	484	644
Net exposure hedging income (“-” for losses)
Gains/(losses) arising from changes in fair value (“-” for losses)	154		234
Gains/(losses) on disposal of property, plant and equipment and construction in progress	81		108	25
2. Operating profit (“-” for losses)	1,781	4,067	3,690	6,685
Add: Non-operating income	236	227	419	603
Less: Non-operating expenses	50	23	78	78
3. Total profits (“-” for losses)	1,967	4,271	4,031	7,210
Less: Income tax expenses	510	946	899	1,539
4. Net profit (“-” for net losses)	1,457	3,325	3,132	5,671
Net profit from continuing operations (“-” for net losses)	1,457	3,325	3,132	5,671
Net profit from discontinued operations (“-” for net losses)

5. Other comprehensive income, net of tax	6	7	45	1
(1) Items that will not be reclassified to profit or loss
1. Remeasurement of defined benefit plan
2. Equity-accounted investees - share of other comprehensive income (non-recycling)
3. Changes in fair value of other equity instruments
4. Changes in fair value of credit risk specific to the company
(2) Items that may be reclassified to profit or loss:	6	7	45	1
1. Equity-accounted investees - share of other comprehensive income (recycling)		1		1
2. Changes in fair value of other debt instruments
3. Transferred to other comprehensive income upon reclassification of financial assets				(1)
4. Credit loss allowance for other debt instruments
5. Cash flow hedge: net movement in the hedging reserve	6	6	45	1
6. Translation differences arising on translation of foreign currency financial statements
6. Total comprehensive income	1,463	3,332	3,177	5,672
7. Earnings per share:
(1) Basic earnings per share (RMB/share)
(2) Diluted earnings per share (RMB/share)

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

Consolidated Cash Flow Statement

For the nine months ended 30 September 2018

Prepared by: China Southern Airlines Company Limited

Unit: Million    Currency: RMB Unaudited

Items	Nine months ended 30 September 2018	Nine months ended 30 September 2017 (After adjustment)
1. Cash flows from operating activities:
Proceeds from sale of goods and rendering of services	119,284	102,151
Net increase in customer deposits and deposits in other banks
Net increase in borrowings from central bank
Net increase in advances from other financial institutions
Cash received from original insurance policy premium
Net cash received from reinsurance operations
Net increase in policyholders’ deposits and investment
Net increase in disposal of financial assets at fair value through profit or loss
Interest, fees and commissions received in cash
Net increase in advances from banks and other financial institutions
Net increase in repurchase of business funds
Refund of taxes and surcharges	108	74
Proceeds from other operating activities	2,549	1,983

Sub-total of operating cash inflows from operating activities	121,941	104,208

Payment for goods and services	83,559	67,070
Net increase in customers deposits and advances
Net increase in deposits with Central Bank and other banks
Compensation paid pursuant to original insurance contract and settled in cash
Interest, fees and commission paid in cash
Insurance policy dividend paid by cash
Payment to and for employees	17,476	15,834
Payment of taxes and surcharges	3,244	3,210
Payment for other operating activities	1,205	970

Sub-total of cash outflows from operating activities	105,484	87,084

Net cash flows from operating activities	16,457	17,124

2. Cash flows from investment activities:
Proceeds from disposal of investments		7
Investment income received	97	206
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	3,988	5,057
Net proceeds from disposal of subsidiaries and other business units
Proceeds from other investing activities	83	93

Sub-total of cash inflows from investing activities	4,168	5,363

Payment for acquisition of fixed assets, intangible assets and other long-term assets	13,637	9,601
Payment for acquisition of investments		184
Net increase in pledged loans
Net payment for acquisition of subsidiaries and other business units		594
Payment for other investing activities

Sub-total of cash outflows from investment activities	13,637	10,379

Net cash flows from investing activities	-9,469	-5,016

3. Cash flows from financing activities:
Proceeds from investors	10,980	1,723
Including: Proceeds from non-controlling shareholders of subsidiaries	72	404
Proceeds from borrowings	23,849	32,347
Proceeds from issuance of bonds	1,500	1,000
Proceeds from other financing activities

Sub-total of cash inflows from financing activities	36,329	35,070

Repayments of borrowings	30,327	41,899
Payment for dividends, profit distributions or interest	4,419	3,787
Including: Dividends and profits paid to non-controlling shareholders of subsidiaries		232
Payment for acquisition of non-controlling interest of subsidiaries
Payment for other financing activities

Sub-total of cash outflows from financing activities	34,746	45,686

Net cash flows from financing activities	1,583	-10,616

4. Effect of changes in exchange rate on cash and cash equivalents	38	-27
5. Net increase in cash and cash equivalents	8,609	1,465
Add: Cash and cash equivalents at the beginning of the period	7,139	4,760
6. Cash and cash equivalents at the end of the period	15,748	6,225

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

Cash Flow Statement of the Company

For the nine months ended 30 September 2018

Prepared by: China Southern Airlines Company Limited

Unit: Million    Currency: RMB Unaudited

Items	Nine months ended 30 September 2018	Nine months ended 30 September 2017
1. Cash flows from operating activities:
Proceeds from sale of goods and rendering of services	82,736	70,692
Refund of taxes and surcharges	108	34
Proceeds from other operating activities	2,027	1,476

Sub-total of operating cash inflows from operating activities	84,871	72,202

Payment for goods and services	57,513	46,396
Payment to and for employees	11,910	11,241
Payment of taxes and surcharges	2,214	2,085
Payment for other operating activities	590	688

Sub-total of cash outflows from operating activities	72,227	60,410

Net cash flows from operating activities	12,644	11,792

2. Cash flows from investment activities:
Proceeds from disposal of investments
Investment income received	87	556
Net proceeds from disposal of fixed assets, intangible assets and other long-term assets	631	333
Net proceeds from disposal of subsidiaries and other business units
Proceeds from other investing activities	57	44

Sub-total of cash inflows from investing activities	775	933

Payment for acquisition of fixed assets, intangible assets and other long-term assets	10,990	6,582
Payment for acquisition of investments	717	416
Net payment for acquisition of subsidiaries and other business units		680
Payment for other investing activities

Sub-total of cash outflows from investment activities	11,707	7,678

Net cash flows from investing activities	-10,932	-6,745

3. Cash flows from financing activities:
Proceeds from investors	10,908	1,319
Proceeds from borrowings	24,848	29,006
Proceeds from issuance of bonds	1,500	1,000
Proceeds from other financing activities

Sub-total of cash inflows from financing activities	37,256	31,325

Repayments of borrowings	27,077	32,492
Payment for dividends, profit distributions or interest	3,880	3,217
Payment for other financing activities

Sub-total of cash outflows from financing activities	30,957	35,709

Net cash flows from financing activities	6,299	-4,384

4. Effect of changes in exchange rate on cash and cash equivalents	36	-25
5. Net increase in cash and cash equivalents	8,047	638
Add: Cash and cash equivalents at the beginning of the period	4,631	3,120
6. Cash and cash equivalents at the end of the period	12,678	3,758

Legal Representative of the Company: Mr. Wang Chang Shun

Responsible person of the finance work: Mr. Tan Wan Geng

Responsible person of the accounting department: Mr. Xiao Li Xin

4.2	Audited Report

☐Applicable    ÖNot applicable